FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

July 27 2004

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu

91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista Fourth Quarter and Fiscal Year Financial Results for the period ending June 30  2004

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager
+33 (0)1 64 86 79 00
kdarcy@infovista.com
- or -

Presentation materials are also

Noah Schwartz

available on our website:

Taylor Rafferty (London)

www.infovista.com

+44 (0)20 7936 0400

infovista@taylor-rafferty.co.uk

- or -

Delia Cannan

Taylor Rafferty (New York)

(212)889-4350

infovista@taylor-rafferty.com

INFOVISTA REPORTS STRONG FOURTH QUARTER & FULL YEAR 2004 RESULTS

- Strong fourth quarter and fiscal year 2004 license growth -

- Corporate structure and business model well aligned for continued growth in 2004/5 -

Paris, France and Herndon, Virginia – July 27, 2004 – InfoVista (NASDAQ: IVTA, Nouveau Marché: FR0004031649), the leading global provider of Business Technology Intelligence (BTI) software solutions, today announced strong financial results for the quarter and full year ended June 30, 2004. Total revenues for the quarter increased to € 8.0 million, representing 27% growth over the comparable quarter last year. For the fiscal year 2004, total revenues increased to € 28.7 million, representing a 12% increase over the previous year. On a constant exchange rate basis, total revenue would have increased by 20%. InfoVista recorded positive EBITDA of over € 0.1 million for the quarter, as compared to a loss of € 2.5 million in the same quarter last year.

Commenting on the quarter, Alain Tingaud, Chairman and CEO of InfoVista, said:

“The good results for the fourth quarter and full year demonstrate our success in meeting and exceeding our targets, delivering on all of our Renaissance Plan goals and positioning ourselves for accelerated growth in the coming years. We look to fiscal year 2005 with confidence, driving forward a company characterized by superior positioning, execution and vision. We have recorded strong results in our two major markets, North America and Europe, where combined license revenues for the last three quarters of the year have risen by more than 50% year-on-year.

“In order to build upon our success and expand our leadership in the market, we will be making additional investments in our R&D and Sales & Marketing teams during the first quarter, enabling InfoVista to further strengthen its competitive advantages.  As a result, we do not expect to record positive EBITDA in the first quarter. Starting in the second quarter and for the full fiscal year 2005, we will achieve a positive EBITDA performance.

“Finally, as a natural continuation of our strategy to prepare InfoVista for the next phase of growth, we are announcing separately today a strengthening of our governance structure, including a split of the Chairman and CEO roles.”

-more-

Financial Highlights

•                              Revenues for the fourth quarter increased 27% to € 8.0 million. License revenues for the quarter increased 44% to € 4.6 million.

•                              Revenues for the fiscal year 2004 increased 12% to € 28.7 million. License revenues for the fiscal year 2004 increased 21% to € 16.1 million.

•                              EBITDA for the fourth quarter was over € 0.1 million.

•                              Adjusted net loss for the fourth quarter was € 0.3 million, and net loss was € 0.4 million, or € 0.02 and € 0.02 per share respectively.

•                              Adjusted net loss for the fiscal year 2004 was € 2.6 million, and net loss was € 6.2 million, or € 0.14 and € 0.35 per share respectively.

•                              For the fourth quarter, the gross margin was 81% of revenues. Gross margin for the fiscal year improved to 78%.

•                              As of June 30, 2004, the Company’s balance sheet remained completely debt-free.

•                              As of June 30, 2004, the Company had a total of 17,115,466 shares outstanding.

•                              As of June 30, 2004, cash and marketable securities stood at € 32.7 million, or € 1.91 per outstanding share.

Key Revenue Drivers

•                              The Americas, European and Asian markets represented 42%, 48% and 10%, respectively, of total revenues for the fiscal year 2004. Commenting on the results, Philippe Ozanian, Chief Financial Officer said, “Our two main engines, Europe and North America, are roaring. Both regions are making equal contributions to our impressive license growth, with North America recording the stronger growth from a historical context. We have seen a number of larger deals driven by new market opportunities.”

Revenues for the fiscal year 2004 in the Americas amounted to € 12.1 million, up 26% from the prior year or up 42% on a constant exchange rate basis. For the fourth quarter, Americas revenues increased 36% year-on-year to € 3.7 million.

European revenues for the fiscal year 2004 were up 10% over the prior year at € 13.8 million. For the fourth quarter, revenues in Europe increased 31% year-on-year to € 3.6 million.

•                              Revenues from Software Licenses for the fiscal year 2004 contributed 56%, while Service revenues contributed 44% to total revenues.

•                              The Service Provider market comprised 66% of revenues for the fiscal year 2004, with significant business during the last quarter coming from US and Canadian incumbents, Telefonica in Spain and Telekom Malaysia.  The Enterprise Customer market accounted for the remaining 34% of revenues for the fiscal year.

•                              Revenues from indirect channels contributed 44% to total revenues for the fiscal year 2004, while direct channels including revenues from referral partners contributed the remaining 56%.

Operational Highlights – A Solid Platform for Growth

•                          Partnership Strategy Continues to Yield Success: The fourth quarter saw the continued benefits of InfoVista’s partner alliance strategy. The Company expects this trend to accelerate through fiscal year 2005, resulting in significant new sources of revenue and generating further partnerships through increased market visibility. Deals won through strategic partners have helped to reduce the sales lifecycle through heightened customer management, creating greater efficiencies and improved execution.

Commenting on InfoVista’s alliances, Gad Tobaly, Chief Operating Officer, said “Our partner strategy is delivering on its promises. During the fourth quarter, we further developed our relationship with Accenture, who recommended InfoVista solutions for performance reporting to a Service Provider incumbent, in a deal worth over € 1 million. We are continuing to work closely alongside many divisions within Accenture and expect to benefit from a number of further opportunities over the long-term.”

•                          Improved Productivity: The successful implementation of the Renaissance Plan has led to an improved business model. Having enhanced its internal processes, productivity and execution, InfoVista has reduced costs by 11% and increased revenues by 12% during the last fiscal year.

•                                InfoVista Positioned to Capitalize on Market Drivers: InfoVista has benefited from being at the heart of new, fast growing service arenas. In the Service Provider segment, InfoVista has been successful in positioning itself within the IP VPN and emerging IP Telephony sectors. For the Enterprise segment, the Company’s current offering will be complemented with a Server Management solution which coincides with the current Data Center Consolidation trend. InfoVista is thus well positioned to capture the growth in both markets.

Momentum Set to Continue

Looking ahead, Alain Tingaud concluded, “Based on strong results for the last three consecutive quarters, a proven strategy and stronger corporate structure, we have a positive and confident outlook for the fiscal year 2005. We expect momentum to continue into the next quarter and, with a number of deals already booked in July, we believe we will achieve revenues for the first quarter of between € 7.2 and € 7.6 million, representing a year-on-year increase of approximately 25%. In conclusion, fiscal year 2004 can be seen as the year of our successful turnaround and the outlook for fiscal 2005 is very promising.”

Conference Call

InfoVista will host a conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing +44 (0)20 7019 9504 in the UK/Europe, or +1 718 354 1152 in North America. A replay of the teleconference will be available shortly after the end of the conference call for one week at the following numbers: UK/Europe: +44 (0)20 7984 7578, North America: +1 718 354 1112, Passcode: 316725#.

About InfoVista

InfoVista is the global leader in Business Technology Intelligence (BTI). BTI provides timely, relevant and actionable insights to maximize the value of business technology. Our approach to BTI incorporates context-sensitive, pre-packaged solutions that generate breakthrough improvements in business effectiveness and IT efficiency. An interactive Portal provides personalized dashboards and views that enable stakeholders at every level in an organization to align decisions and actions with business priorities. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, have selected InfoVista to maximize the value of their business technology assets. Representative customers include Cable & Wireless, Cingular, Deutsche Telekom, SingTel, British Telecom, France Télécom, Wachovia Bank, Banques Populaires, Banque de France, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (FR0004031649). For more information about the company, please visit www.infovista.com.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.

-tables to follow-

INFOVISTA

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the twelve months ended June 30,		For the three months ended June 30,
	2004	2003	2004	2003
	(unaudited)		(unaudited)	(unaudited)
Revenues
License revenues	€16,076	€13,246	€4,564	€3,177
Service revenues	12,611	12,276	3,481	3,163
Total revenues	28,687	25,522	8,045	6,340

Cost of revenues
Costs of licenses	681	914	152	237
Costs of services	5,722	6,215	1,392	1,418
Total cost of revenues	6,403	7,129	1,544	1,655

Gross profit	22,284	18,393	6,501	4,685

Operating expenses
Sales and marketing expenses	14,802	16,513	4,041	4,511
Research and development expenses	6,081	7,036	1,589	1,759
General and administrative expenses	4,346	5,167	1,150	1,305

Stock compensation expense	44	38	44	—
Restructuring costs	2,495	1,590	—	—
Amortization of intangible assets	380	380	95	95
Total operating expenses	28,148	30,724	6,919	7,670

Operating loss	(5,864)	(12,331)	(418)	(2,985)

Other income (expense):
Interest income	631	1,223	132	235
Net foreign currency transaction (losses) gains	(109)	(231)	57	(186)
Loss on disposal and impairment of fixed assets	(608)	(150)	(37)	(50)
Loss before income taxes	(5,950)	(11,489)	(266)	(2,986)

Income tax expense	(254)	(36)	(127)	(61)

Net loss	€(6,204)	€(11,525)	€(393)	€(3,047)

EBITDA	€(4,275)	€(9,650)	€143	€(2,526)

Adjusted net loss	€(2,568)	€(9,136)	€(274)	€(2,716)

Basic and diluted net loss per share	(0.35)	(0.61)	(0.02)	(0.17)

Adjusted basic and diluted net loss per share	(0.14)	(0.48)	(0.02)	(0.15)

Basic and diluted weighted average shares outstanding	17,778,929	18,843,308	17,083,002	18,065,617

INFOVISTA

RECONCILIATION BETWEEN NET LOSS AND EBITDA

(In thousands, except for share and per share data)

The Company provides EBITDA data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of Americas (US GAAP) and may be different from the presentation of financial information provided by other companies. EBITDA as well as US GAAP net income are presented in the consolidated statements of operations that accompany this press release. EBITDA is calculated as net loss less depreciation and amortization, interest expense  and income tax expense.

	For the twelve months ended June 30,		For the three months ended June 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss	€(6,204)	€(11,525)	€(393)	€(3,047)

As EBITDA is exclusive of the following charges:
Interest expense	11	—	6	—
Income tax expense	254	36	127	61
Depreciation and amortization	1,664	1,839	403	460

EBITDA	€(4,275)	€(9,650)	€143	€(2,526)

RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS

(In thousands, except for share and per share data)

The Company provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of Americas (US GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

	For the twelve months ended June 30,		For the three months ended June 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss	€(6,204)	€(11,525)	€(393)	€(3,047)

As adjusted net loss is exclusive of the following charges:
Stock compensation expense	44	38	44	—
Restructuring costs	2,495	1,590	—	—
Amortization of intangible assets	380	380	95	95
Net foreign currency transaction losses (gains)	109	231	(57)	186
Loss on disposal and impairment of fixed assets	608	150	37	50

Adjusted net loss	€(2,568)	€(9,136)	€(274)	€(2,716)

INFOVISTA

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	June 30, 2004	June 30, 2003
	(unaudited)
ASSETS

Cash and cash equivalents	€26,772	€37,900
Marketable securities	5,904	5,850
Trade receivables, net of allowance of € 387 and € 460, respectively	8,367	5,259
Prepaid expenses and other current assets	2,399	2,616
Total current assets	43,442	51,625

Fixed assets, net	2,449	3,549
Licensed technology and advances, net	850	1,086
Investment in affiliate	1,027	937
Deposits and other assets	1,085	1,236
Total non current assets	5,411	6,808

Total assets	€48,853	€58,433

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€2,614	€3,347
Accrued salaries and commissions	1,680	1,772
Accrued social security and other payroll taxes	818	680
Deferred revenue	5,453	4,294
Accrued VAT	1,384	1,042
Other current liabilities	537	809
Total current liabilities	12,486	11,944

Other long term liabilities	113	71
Total non-current liabilities	113	71

Stockholders’ Equity
Common stock (18,950,920 and 18,802,637 shares authorized and issued, and 17,115,466 and 18,038,003 shares outstanding)	10,233	10,153
Capital in excess of par value of stock	84,982	84,716
Accumulated deficit	(52,313)	(46,109)
Unrealized losses on available for sale securities	(96)	(150)
Cumulative translation adjustment	(1,236)	(1,138)
Less common stock in treasury	(5,316)	(1,054)
Total stockholders’ equity	36,254	46,418

Total liabilities and stockholders’ equity	€48,853	€58,433

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: July 27, 2004	By:	/s/	Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer